4FRONT ANNOUNCES VOLUNTARY LOCK-UP AND APPROVES OPTION GRANTS

Lock-up includes founders, early shareholders and other key stakeholders and represents approximately 47% of outstanding shares (common equivalents)

VANCOUVER, BC, and PHOENIX, AZ, August 26, 2019 – 4Front Ventures Corp. (CSE: FFNT) (OTCQX: FFNTF) ("4Front" or the "Company") announces that certain of its founders, early shareholders, and other key stakeholders have entered into a voluntary lock-up agreement (the "Lock Up"). Among the signers of the agreement are 4Front Founders Joshua Rosen and Kris Krane, who are respectively the Company’s current CEO and President; Leo Gontmakher, a founder of Cannex who now serves as 4Front’s COO; and Camelback Ventures LLC, a backer of 4Front since its management-led buyout in 2013. Collectively, the signers own or control more than 253,000,000 shares on an as-converted to subordinate voting share basis, or over 47% of the total outstanding shares of 4Front.

"One of 4Front’s key pillars is committed, experienced leadership that’s aligned with shareholders, so I’m pleased that the core of our long-tenured executive team has joined me and our largest third-party shareholder in executing a lock-up agreement, which is but one way for us to put action to the words behind our commitment to building a sustainable market leader," said CEO Josh Rosen.

"Camelback Ventures, which has invested alongside our management team since 2013, has been a great partner for 4Front and I’m grateful for their ongoing support of our shared vision," Rosen continued. "I know

Leo feels the same about the original investors that have been with him since he and his partners initially formed Northwest Cannabis Solutions."

The Lock Up limits participating shareholders’ ability to sell their locked-up shares for a period of three years, with 5% of their holdings released every three months beginning in October 2019 for one year, and thereafter 10% will be released every three months until July 2022. A copy of the agreement is available under the Company’s profile on www.sedar.com.

Options Awards
"I view option grants as an important part of our commitment to being a magnet for talent, another of our key pillars, and it was long overdue for several 4Front team members," Rosen said. "We take our stewardship of shareholder’s capital very seriously, and this includes managing dilution, transparency and providing the appropriate incentives. In keeping with these principles, certain key management received options with higher strike prices than market, and none of the options granted vest for a year. While this is a bit nonstandard in this industry, I had unanimous support among the leadership team."

4Front has granted a total of 15,675,000 stock options, on an as-converted to subordinate voting share basis, to certain employees and officers of 4Front. On an as-converted basis, approximately 7,250,000 of the options are being granted above market at C$1.00, and the remainder at C$0.80. No options vest immediately—one-third of the options vest upon the first anniversary of the grant, and then one-third follows each anniversary thereafter. The options are valid for five years. Of the total options granted, 7,850,000 (on an as-converted to subordinate share basis), have been granted to directors, officers, and/or other persons or entities deemed insiders under Canadian securities laws and regulations.

About 4Front Ventures Corp.
4Front is a cannabis company designed for long-term success and built upon battle-tested operating capabilities at scale, experienced and committed leadership, a strategic asset base, and a commitment to being a magnet for talent. From plant genetics to the cannabis retail experience, 4Front’s team applies expertise across the value chain. 4Front has invested heavily to assemble a comprehensive collection of management skills and hands-on operating expertise to capitalize on the unique growth opportunity being afforded by the increased legalization of cannabis. For more information, visit 4Front’s website.

Investor Contact
Andrew Thut, Chief Investment Officer
IR@4frontventures.com
602-633-3067

Media Contact
Anne Donohoe / Nick Opich
KCSA Strategic Communications
adonohoe@kcsa.com / nopich@kcsa.com
212-896-1265 / 212-896-1206

This news release was prepared by management of 4Front Ventures, which takes full responsibility for its contents. The Canadian Securities Exchange ("CSE") has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in 4Front Ventures’ periodic filings with Canadian securities regulators. When used in this news release, words such as "will, could, plan, estimate, expect, intend, may, potential, believe, should," and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to future developments and the business and operations of 4Front Ventures, developments with respect to legislative developments in the United States and the proposed trading dated of the resulting issuer.

Although 4Front Ventures has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under U.S. federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. 4Front Ventures disclaims any intention or obligation to update or revise such information, except as required by applicable law, and 4Front Ventures does not assume any liability for disclosure relating to any other company mentioned herein.